UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Charlotte Russe Holding, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

161048103

(CUSIP Number)

Advent CR, Inc.

75 State Street, 29th Floor

Boston, MA 02109

Attention: Steve Collins

Telephone: (617) 951-9400

Copies to:

Marilyn French, Esq.

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, MA 02109

(617) 772-8319

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box[ ].

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 161048103	Page 2 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT CR, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 161048103	Page 3 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT CR HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 161048103	Page 4 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT CR CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 5 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT CR GP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON CO

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 6 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT INTERNATIONAL GPE VI LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 7 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT INTERNATIONAL GPE VI-A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 8 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT INTERNATIONAL GPE VI-B LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 9 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT INTERNATIONAL GPE VI-F LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 10 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT INTERNATIONAL GPE VI-G LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 11 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GPE VI GP LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 12 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT INTERNATIONAL GPE VI-C LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 13 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT INTERNATIONAL GPE VI-D LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 14 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT INTERNATIONAL GPE VI-E LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 15 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GPE VI GP (DELAWARE) LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 16 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT PARTNERS GPE VI 2009 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 17 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT PARTNERS GPE VI 2008 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 18 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT PARTNERS GPE VI – A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 19 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT INTERNATIONAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON OO

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 161048103	Page 20 of 33 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADVENT INTERNATIONAL CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,323,125 *
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 19,323,125 *
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,323,125 (See Item 5) *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.74% (See Item 5) *
14	TYPE OF REPORTING PERSON CO, IA

* The Reporting Person disclaims beneficial ownership of the reported securities, and this Scheduled 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for any purposes, in each case, except to the extent of its pecuniary interest therein.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe”). Charlotte Russe’s principal executive offices are located at 4645 Morena Boulevard, San Diego, California, 92117. Charlotte Russe’s telephone number at such address is (858) 587-1500.

Item 2.	Identity and Background

This statement is being filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

Parent and Purchaser

(1)	Advent CR Holdings, Inc., a Delaware corporation (“Parent”);
(2)	Advent CR, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Parent;

Advent CR Cayman Entities

(3)

Advent CR Cayman Limited Partnership, a Cayman Islands exempt limited partnership that is the parent company of Parent and whose limited partners are the Advent Cayman Funds and the Advent Delaware Funds, each as defined below (“Advent CR Cayman LP”);

(4)

Advent CR GP Limited, a Cayman Islands company (“Advent CR GP”), which is the general partner of Advent CR Cayman LP (Advent CR Cayman LP and Advent CR GP are together referred to herein as the “Advent CR Cayman Entities” and each individually as an “Advent CR Cayman Entity”);

Advent Funds

(5)	Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership (“GPE VI”);
(6)	Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership (“GPE VI-A”);
(7)	Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership (“GPE VI-B”);
(8)	Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership (“GPE VI-F”);
(9)

Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership (“GPE VI-G”) (GPE VI, GPE VI-A, GPE VI-B, GPE VI-F and GPE VI-G are collectively referred to herein as the “Advent Cayman Funds” and each individually an “Advent Cayman Fund”);

(10)	Advent International GPE VI-C Limited Partnership, a Delaware limited partnership (“GPE VI-C”);
(11)	Advent International GPE VI-D Limited Partnership, a Delaware limited partnership (“GPE VI-D”);
(12)	Advent International GPE VI-E Limited Partnership, a Delaware limited partnership (“GPE VI-E”);
(13)	Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership (“AP GPE VI 2009”);
(14)	Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership (“AP GPE VI 2008”);
(15)

Advent Partners GPE VI – A Limited Partnership, a Delaware limited partnership (“AP GPE VI-A”) (GPE VI-C, GPE VI-D, GPE VI-E, AP GPE VI 2009, AP GPE VI 2008, and AP GPE VI-A are collectively referred to herein as the “Advent Delaware Funds” and each individually an “Advent Delaware Fund”) (Advent CR

Cayman LP, the Advent Cayman Funds and the Advent Delaware Funds are collectively referred to herein as the “Advent Funds” and each individually an “Advent Fund”);

Advent General Partners

(16)	GPE VI GP Limited Partnership, a Cayman Islands limited partnership (“GPE VI GP”), which is the general partner of GPE VI, GPE VI-A, GPE VI-B, GPE VI-F and GPE VI-G;
(17)	GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership (“GPE VI GP Delaware”), which is the general partner of GPE VI-C, GPE VI-D and GPE VI-E;
(18)

Advent International LLC, a Massachusetts limited liability company (“Advent LLC”), which is the general partner of AP GPE VI-A, AP GPE VI 2008, AP GPE VI 2009, GPE VI GP, and GPE VI GP (Delaware) (Advent CR GP, GPE VI GP, GPE VI GP Delaware and Advent LLC are collectively referred to herein as the “Advent General Partners” and each individually an “Advent General Partner”); and

Advent

(19)	Advent International Corporation, a Delaware corporation and the manager of Advent LLC (“Advent”).

The principal place of business and principal office of each of the Reporting Persons is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

The principal business of Advent is to operate as an investment advisory firm and to make private equity investments. The principal business of each Advent Fund is to provide risk capital for, and make investments in the securities of, privately-held and other businesses. The principal business of the Advent General Partners is to act as the general partner, and be responsible for the business and affairs of, those of the Advent Funds to which they are general partner, as described above.

Purchaser was organized for the sole purpose of acquiring Charlotte Russe and has not conducted any unrelated activities since its organization. The principal business of Parent is to acquire, hold, and dispose of securities issued by Purchaser, to receive dividends, interest, or other passive income and gains, and to engage in such other activities as the board of directors of Parent deems necessary and advisable.

The name, residence, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of Parent, Purchaser, Advent CR GP and Advent is set forth on Schedules I attached hereto (collectively, the “Schedule I Persons,” and each a “Schedule I Person”), and is incorporated herein by reference. The other Reporting Persons have no executive officers or directors.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Schedule I Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in response to Item 4, Parent, Purchaser and Charlotte Russe entered into an Agreement and Plan of Merger, dated as of August 24, 2009, a copy of which is attached hereto as Exhibit 7.01 and incorporated herein by reference (together with any amendments or supplements thereto, the “Merger Agreement”), pursuant to which Parent acquired control of, and all equity in, Charlotte Russe, by causing Purchaser to conduct (i) a first step tender offer for all of the shares of Common Stock (the “Tender Offer”), at a purchase price of $17.50 per share net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Tender Offer Statement filed under cover of Schedule TO, as amended from time to time (the “Schedule TO”), and, (ii) following the successful completion of the Tender Offer, a back-end, cash out, short-form merger with and into Charlotte Russe that resulted in Charlotte Russe being the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent (the “Merger”).

The initial Tender Offer period expired at midnight, New York City time, at the end of the day on Monday, September 28, 2009. A subsequent offering period expired at midnight, New York City time, at the end of the day on Tuesday, October 13, 2009. The short-form Merger was effected on October 14, 2009. Purchaser ultimately acquired (and the Reporting Persons became the beneficial owners of ) an aggregate of 19,323,125 shares of Common Stock pursuant to the Tender Offer, as described in Item 5 below. The remaining shares of Common Stock were converted into the right to receive $17.50 per share net to the seller in cash, without interest and less any applicable withholding taxes, in the Merger.

Purchaser obtained the funds used to acquire the shares of Common Stock in the Tender Offer and the Merger pursuant to (i) the committed capital of the Advent Funds and other third-party private equity funds and certain key management of Parent, which funds were used to capitalize Parent and Purchaser in the form of equity (invested through Advent CR Cayman LP) and debt securities and (ii) cash of the Surviving Corporation.

Item 4.	Purpose of Transaction

(a), (b) The purpose of the Tender Offer was for Advent, through the Purchaser, to acquire control of, and the entire equity interest in, Charlotte Russe. The Tender Offer, as the first step in the acquisition of Charlotte Russe, was intended to facilitate the acquisition of all outstanding shares of Common Stock. The purpose of the Merger was to acquire all outstanding shares of Common Stock not tendered and purchased pursuant to the Tender Offer.

The General Corporation Law of the State of Delaware (“DGCL”)provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without any other action by the other stockholders of the subsidiary. As a result of the Tender Offer, Purchaser directly owned at least 90% of the shares of Common Stock. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Purchaser was merged with and into Charlotte Russe, with Charlotte Russe as the Surviving Corporation and a wholly-owned subsidiary of Parent. Purchaser and Parent effected the Merger without prior notice to, or any action by, any other stockholder of Charlotte Russe as permitted under the DGCL. Pursuant to the Merger Agreement, at the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Parent, Purchaser or Charlotte Russe or any of their respective subsidiaries, and shares held by dissenting stockholders who properly demand and perfect appraisal rights), was cancelled and converted into the right to receive $17.50 in cash. The consummation of the Merger was subject to the satisfaction or waiver of certain closing conditions as set forth in Article VII of the Merger Agreement, all of which were satisfied as of the Effective Time.

Upon the consummation of the Merger, the certificate of incorporation and bylaws of Charlotte Russe were amended and restated pursuant to the provisions of the Merger Agreement and it and the certificate of ownership and merger were filed with the Secretary of State of the State of Delaware. A Form 25 has been filed with the U.S. Securities and Exchange Commission (the “Commission”) to delist the shares from the NASDAQ Global Select Market (the “Nasdaq”) and a Form 15 will be filed with the Commission to seek termination of the Shares from registration under the Securities Exchange Act of 1934, as amended (the “Act”).

(c) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in a sale or transfer of a material amount of assets of the Surviving Corporation or any of its subsidiaries.

(d) Parent and Purchaser were entitled and exercised their respective rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest number of directors) on, and control of, the board of directors of Charlotte Russe. Pursuant to their respective rights under the Merger Agreement, Parent and Purchaser appointed Jenny Ming, David Mussafer and Andrew Crawford to the Board of Directors of Charlotte Russe as of the initial closing of the Offer. Immediately following the Merger, they became the only directors of the Surviving Corporation.

(e) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in a sale or transfer of a material amount of assets of the Surviving Corporation or any of its subsidiaries.

(f) Parent is continuing to conduct a detailed review of the Surviving Corporation and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist after the Effective Time. Parent will continue to evaluate the business and operations of the Surviving Corporation after the Effective Time and will take such actions as it deems appropriate under the circumstances existing at that time. Thereafter, Parent intends to review that information as part of a comprehensive review of the Surviving Corporation’s business, operations, capitalization and management with a view to optimizing development of the Surviving Corporation’s potential in conjunction with the Surviving Corporation’s existing businesses and Advent’s investment strategies. It is possible that Parent could implement changes to the Surviving Corporation’s business, corporate structure, charter, bylaws, capitalization, board of directors and management, that could involve, among other things, consolidating and streamlining certain operations and reorganizing, relocating, liquidating or otherwise disposing of other businesses, operations and material assets, including the winding up of the Surviving Corporation’s separate existence and integration of the Surviving Corporation’s business and operations into one or more of the Advent’s (or its affiliates’) portfolio companies. Except as disclosed in the Schedule TO, Parent and Advent have no current plans with respect to any of such matters, but Parent and Advent reserve the right to change their plans and intentions at any time, as it deems appropriate.

(g) Pursuant to the Merger Agreement, at the Effective Time, Charlotte Russe’s certificate of incorporation and bylaws, as in effect immediately prior to the Effective Time, were amended and restated in their entirety, and, as so amended, became the certificate of incorporation and bylaws of the Surviving Corporation.

(h), (i) As a result of the Merger, the Surviving Corporation became a wholly-owned subsidiary of Parent, Parent will cause the shares of Common Stock to be removed from listing on the Nasdaq and the shares of Common Stock will be eligible for termination of registration pursuant to the Act. Parent intends to cause the Surviving Corporation to terminate the registration of the shares of Common Stock under the Act as soon as the requirements for termination of registration are met.

(j) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a), (b)   Immediately before the Merger, Purchaser was the direct record owner of, and had the sole power to vote and to dispose or direct the disposition of, 19,323,125 shares of Common Stock, which represented 91.74% of the issued and outstanding shares of Common Stock at that time. Based on the existing relationships between the Reporting Persons described above, each of the other Reporting Persons may have been deemed to be the beneficial owners of 19,323,125 shares of Common Stock, which represent 91.74% of the issued and outstanding shares of Common Stock at that time. Following the Merger, Parent became the sole stockholder of the Surviving Corporation, and the Reporting Persons may have been deemed to have become the beneficial owners of the Surviving Corporation.

(c) Other than the Purchaser’s acceptance for payment (at $17.50 per share) of the number of shares of Common Stock on the dates described below, which purchases were effected in connection with the Tender Offer as described in Items 3 and 4 above, no other transactions in shares of Common Stock were effected by any of the Reporting Persons during the sixty days before the date of this Schedule 13D:

Date on which Purchaser accepted shares of Common Stock for payment	No. of shares of Common Stock accepted by Purchaser in the Tender Offer
September 28, 2009	18,001,964
September 29, 2009	187,566
September 30, 2009	180,561
October 1, 2009	130,965
October 2, 2009	46,427
October 5, 2009	7,800
October 6, 2009	3,772
October 7, 2009	14,744
October 8, 2009	411,248
October 9, 2009	71,112
October 13, 2009	266,966
Total	19,323,125

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Schedule 13D relating to the Merger Agreement is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
1.

Agreement and Plan of Merger, dated as of August 24, 2009, by and among Purchaser, Parent and Charlotte Russe, which is incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on August 31, 2009, as amended.

2.

Offer to Purchase, dated as of August 31, 2009, as amended, which is incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on August 31, 2009, as amended.

3.

Form of Letter of Transmittal, dated as of August 31, 2009, which is incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on August 31, 2009, as amended.

4.	Joint Filing Statement, dated as of October 9, 2009.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

ADVENT CR INC.

By:	/s/ Andrew W. Crawford
Name:	Andrew W. Crawford
Title:	Director
Date:	October 14, 2009

ADVENT CR HOLDINGS, INC.

By:	/s/ Andrew W. Crawford
Name:	Andrew W. Crawford
Title:	Director
Date:	October 14, 2009

ADVENT CR CAYMAN FUNDS:

ADVENT CR CAYMAN LIMITED PARTNERSHIP

By: Advent CR GP Limited, General Partner

By:	/s/ Michael J Ristaino
Name:	Michael J Ristaino
Title:	Director
Date:	October 14, 2009

ADVENT CR GP LIMITED

By:	/s/ Michael J Ristaino
Name:	Michael J Ristaino
Title:	Director
Date:	October 14, 2009

ADVENT:

ADVENT PARTNERS GPE VI 2009 LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VI 2008 LIMITED PARTNERSHIP

ADVENT PARTNERS GPE VI – A LIMITED PARTNERSHIP

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ Jarlyth Gibson
Name:	Jarlyth Gibson
Title:	Assistant Compliance Officer
Date:	October 14, 2009

ADVENT INTERNATIONAL GPE VI LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-A LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-B LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-F LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-G LIMITED PARTNERSHIP

By:	GPE VI GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ Jarlyth Gibson
Name:	Jarlyth Gibson
Title:	Assistant Compliance Officer
Date:	October 14, 2009

ADVENT INTERNATIONAL GPE VI-C LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-D LIMITED PARTNERSHIP

ADVENT INTERNATIONAL GPE VI-E LIMITED PARTNERSHIP

By:	GPE VI GP (Delaware) Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ Jarlyth Gibson
Name:	Jarlyth Gibson
Title:	Assistant Compliance Officer
Date:	October 14, 2009

GPE VI GP LIMITED PARTNERSHIP

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ Jarlyth Gibson
Name:	Jarlyth Gibson
Title:	Assistant Compliance Officer
Date:	October 14, 2009

GPE VI GP (DELAWARE) LIMITED PARTNERSHIP

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ Jarlyth Gibson
Name:	Jarlyth Gibson
Title:	Assistant Compliance Officer
Date:	October 14, 2009

ADVENT INTERNATIONAL LLC

By:	Advent International Corporation, Manager

By:	/s/ Jarlyth Gibson
Name:	Jarlyth Gibson
Title:	Assistant Compliance Officer
Date:	October 14, 2009

ADVENT INTERNATIONAL CORPORATION

By:	/s/ Jarlyth Gibson
Name:	Jarlyth Gibson
Title:	Assistant Compliance Officer
Date:	October 14, 2009

SCHEDULE I

Name, business address and present principal occupation or

employment of the directors and executive officers of

ADVENT CR. INC.

DIRECTOR

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Andrew Crawford	c/o Advent International Corporation 75 State Street Boston, MA 02109	Principal Advent International Corporation 75 State Street Boston, MA 02109

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Andrew Crawford President, Treasurer and Secretary	c/o Advent International Corporation 75 State Street Boston, MA 02109	Principal Advent International Corporation 75 State Street Boston, MA 02109

SCHEDULE II

Name, business address and present principal occupation or

employment of the directors and executive officers of

ADVENT CR HOLDINGS. INC.

DIRECTOR

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted	Citizenship
Andrew Crawford	c/o Advent International Corporation 75 State Street 29th Floor Boston, MA 02109	Principal Advent International Corporation 75 State Street 29th Floor Boston, MA 02109	U.S.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted	Citizenship
Andrew Crawford President, Treasurer and Secretary	c/o Advent International Corporation 75 State Street 29th Floor Boston, MA 02109	Principal Advent International Corporation 75 State Street 29th Floor Boston, MA 02109	U.S.

SCHEDULE III

Name, business address and present principal occupation or

employment of the directors and executive officers of

ADVENT CR GP LIMITED

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Michael J Ristaino, Director	c/o Advent International Corporation 75 State Street Boston, MA 02109	Vice President Finance – Funds Advent International Corporation 75 State Street Boston, MA 02109

SCHEDULE IV

Name, business address and present principal occupation or

employment of the directors and executive officers of

ADVENT INTERNATIONAL CORPORATION

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Advent. Unless otherwise indicated, the business address of each such person is c/o Advent International Corporation at 75 State Street, 29th Floor, Boston, Massachusetts 02109, the phone number at such location is (617) 951-9400 and each such person is a citizen of the United States.

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Advent
Ernest Bachrach Business address is 201 S. Biscayne Blvd. Miami, FL 33131	Managing Partner and Co-Head of Latin America Deal Group; Director; Executive Officers’ Committee Member

Humphrey Battcock Business address is 111 Buckingham Palace Road, London, SW1W 0SR British citizenship	Managing Partner; Executive Officers’ Committee Member

Peter Brooke	Chairman

John Brooke Business address is 84 State Street, Suite 320, Boston, MA 02109	Director

Mark Hoffman	Director

Ralf Huep Business address is Frankfurt Westhafenplatz 1 60327 Frankfurt am Main Germany German citizenship	General Manager; Executive Officers’ Committee Member

Tom Lauer	Managing Partner and Chief Operating Officer; Director; Executive Officers’ Committee Member

David Mussafer	Senior Vice President and Managing Partner; Director; Executive Officers’ Committee Member

Will Schmidt Business address is 111 Buckingham Palace Road, London, SW1W 0SR	Managing Partner; Executive Officers’ Committee Member

Steve Tadler	Managing Partner; Director; Executive Officers’ Committee Member